UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FSI LOW BETA ABSOLUTE RETURN FUND

(Name of Subject Company (Issuer))

FSI LOW BETA ABSOLUTE RETURN FUND

(Name of Filing Person(s) (Issuer))

Units of Beneficial Interest

(Title of Class of Securities)

30290V107

(CUSIP Number of Class of Securities)

Paul Leone

C/O Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246

(513)-346-4152

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Thomas Sheehan

Bernstein Shur, Sawyer & Nelson

100 Middle Street

Portland, ME 04104-5029

(207) 228-7165

January 25, 2021

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $21,347,497.27 (100% of 11/30/2020 NAV)(a)	Amount of Filing Fee: $2,329.01(b)

(a) Calculated as the aggregate maximum value of Units being purchased.

(b) Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $0

Form or Registration No.:

Filing Party:

Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1. SUMMARY TERM SHEET

ON DECEMBER 10, 2020, THE BOARD OF TRUSTEES OF THE FUND (THE "BOARD OF TRUSTEES") APPROVED A PLAN (THE “PLAN”) TO REORGANIZE THE FUND (AS DEFINED BELOW) INTO A PRIVATE INVESTMENT FUND (THE “PRIVATE FUND”). PURSUANT TO THE PLAN, THE FUND WILL CEASE TO OPERATE AS A REGISTERED INVESTMENT COMPANY IN 2021. INSTEAD, IT IS ANTICIPATED THAT THE PRIVATE FUND WILL BE EXEMPT FROM REGISTERATION UNDER SECTION 3(c)(1) OF THE INVESTMENT COMPANY ACT OF 1940 AND THE RULES PROMULGATED THEREUNDER (“THE 1940 ACT”). FURTHER, THE FUND WILL CONVERT FROM ITS CURRENT DELAWARE STATUTORY TRUST FORM OF ORGANIZATION INTO A LIMITED PARTNERSHIP ORGANIZED UNDER DELAWARE LAW. ANY REMAINING UNITHOLDERS (AS DEFINED BELOW) WILL HAVE THEIR UNITS (AS DEFINED BELOW) CONVERTED INTO LIMITED PARTNERSHIP INTERESTS (THE “INTERESTS”) IN THE PRIVATE FUND. THE INTERESTS WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE RULES PROMULGATED THEREUNDER (THE “SECURITIES ACT”), BUT ARE EXPECTED TO BE EXEMPT FROM REGISTRATION PURSUANT TO SECTION 4(a)(2) OF THE SECURITITES ACT AND RULE 506 OF REGULATION D THEREUNDER AND APPLICABLE STATE LAWS. THE DEREGISTRATION OF THE FUND UNDER THE 1940 ACT, THE DEREGISTRATION OF THE UNITS UNDER THE SECURITIES ACT, AND THE REORGANIZATION OF THE FUND INTO A DELAWARE LIMITED PARTNERSHIP ARE COLLECTIVELY REFERRED TO HEREIN AS THE “REORGANIZATION.”

THE BOARD OF TRUSTEES DETERMINED THAT IT IS IN THE BEST INTEREST OF UNITHOLDERS IN THE FUND TO OFFER SUCH UNITHOLDERS THE OPPORTUNITY TO TENDER UP TO ONE HUNDRED PERCENT (100%) OF THEIR UNITS PURSUANT TO THE TERMS CONTAINED HEREIN IF THEY DO NOT WANT TO THEIR UNITS CONVERTED TO AN INTEREST IN THE PRIVATE FUND IN CONNECTION WITH THE REORGANIZATION. AFTER THIS OFFER (AS DEFINED BELOW) HAS EXPIRED THE FUND DOES NOT INTEND TO MAKE ANY FURTHER OFFERS TO PURCHASE UNITS. ACCORDINGLY, UNITHOLDERS WHO DO NOT PARTICIPATE IN THIS FINAL TENDER OFFER WILL HAVE LIMITED OR NO LIQUIDITY UNTIL THE REORGANIZATION IS COMPLETE. FOLLOWING THE COMPLETION OF THE REORGANIZATION, THE PRIVATE FUND’S LIMITED PARTNERS (FORMERLY UNITHOLDERS OF THE FUND) WHO DID NOT PARTICIPATE IN THIS FINAL TENDER OFFER WILL HAVE QUARTERLY REDEMPTION RIGHTS (AS SET FORTH BELOW), SUBJECT, HOWEVER, TO LIQUIDITIY RESTRICTIONS APPLICABLE TO CERTAIN INVESTMENTS THAT MAY BE HELD BY THE PRIVATE FUND.

FOLLOWING THE EXPIRATION DATE (AS DEFINED BELOW) OF THIS TENDER OFFER, THE FUND INTENDS PROMPTLY TO DEREGISTER UNDER THE 1940 ACT AND TO OPERATE AS A PRIVATE INVESTMENT FUND THEREAFTER. ACCORDINGLY, AFTER THAT TIME THE FUND WILL NOT BE SUBJECT TO THE RESTRICTIONS AND REQUIREMENTS OF THE 1940 ACT AND THE RULES THEREUNDER. FURTHER, THE UNITS WILL NO LONGER BE REGISTERED UNDER THE SECURITIES ACT. THE BOARD OF TRUSTEES AND THE INVESTMENT ADVISER URGE ALL UNITHOLDERS TO CAREFULLY CONSIDER THE OFFER ON THE BASIS OF THE ABOVE CONSIDERATIONS AND RECOMMEND THAT THEY PARTICIPATE IN THE OFFER IF THEY WOULD LIKE TO LIQUIDATE THEIR INVESTMENT IN THE FUND AT THE PRESENT TIME AND DO NOT WISH TO HAVE THEIR UNITS IN THE FUND CONVERTED INTO AN INTEREST IN THE PRIVATE FUND IN CONNECTION WITH THE REORGANIZATION.

ALL UNITHOLDERS SHOULD NOTE THAT THE FUND IS ANTICIPATING THAT THE HOLDERS OF UNITS REPRESENTING A CERTAIN PERCENTAGE OF THE NET ASSET VALUE OF THE FUND WILL PARTICIPATE IN THIS OFFER. ACCORDINGLY, THE FUND WILL SEEK TO LIQUIDATE A PORTION OF ITS ASSETS, IN RELIANCE ON THAT ESTIMATED PARTICIPATION LEVEL, ON OR PRIOR TO THE VALUATION DATE (AS DEFINED BELOW). IF THE HOLDERS OF UNITS REPRESENTING A PRO RATA NET ASSET VALUE OF THE FUND IN EXCESS OF THE LIQUIDITY GENERATED FOR THE OFFER ELECT TO PARTICIPATE IN THE OFFER ON OR PRIOR TO THE EXPIRATION DATE, THE BOARD OF TRUSTEES MAY (A) ELECT TO EXEND THE VALUATION DATE IN ORDER TO LIQUIDATE ADDITIONAL FUND ASSETS TO SATISFY THE TENDER OFFERS, AND/OR (B) ELECT TO ABANDON THE PLAN TO REORGANIZE INTO THE PRIVATE FUND AND FULLY LIQUIDATE AND TERMINATE THE FUND. IF THE DECISION IS MADE TO TERMINATE THE FUND, UNITHOLDERS WHO TENDER THEIR UNITS PURSUANT TO THE OFFER WILL RECEIVE A PRO RATA PORTION OF THEIR TENDER RELATIVE TO ALL TENDERING UNITHOLDERS BASED ON THE FUND’S AVAILABLE LIQUIDITY AS OF THE VALUATION DATE. THE FUND WILL REMAIN REGISTERED UNDER THE 1940 ACT AND FINAL LIQUIDATION PAYMENTS TO REMAINING UNITHOLDERS WILL BE MADE BASED ON THE FUND’S JUNE 30, 2021 VALAUTION (SUBJECT TO ANY REQUIRED AUDIT HOLDBACKS IMPOSED BY THE FUND’S INVESTMENTS).

●	FSI Low Beta Absolute Return Fund (the “Fund”) is offering to purchase units of beneficial interest in the Fund (“Units”) from unitholders of the Fund (“Unitholders”) in an amount up to one hundred percent (100%) of the Fund’s net asset value (“Offer”). The Offer is being made to all Unitholders and is not conditioned on any minimum amount of Units being tendered.

●	The net asset value of the Units will be calculated for this purpose as of March 31, 2021 or, if the Offer is extended, as of such later date as the Fund’s Board of Trustees (each a “Trustee”) and collectively, the “Board”) shall determine (in each case, the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

●	Unitholders may tender all of their Units or any portion of their Units (defined as a specific dollar value or as a number of Units). Each Unitholder that tenders Units that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Unitholder to a payment in cash equal to one hundred percent (100%) of the unaudited net asset value of the Units (the “Payment”). The Payment will be made within ninety (90) calendar days after the Valuation Date or, if the Fund has requested withdrawal of its capital from Private Funds (as that term is defined in the Fund’s prospectus, as may be amended from time to time (the “Prospectus”) to fund the purchase of Units, within ten (10) business days after receipt of at least ninety percent (90%) of the aggregate amount withdrawn by the Fund from the Private Funds, whichever is later.

●	If the Fund accepts the tender of all or a portion of a Unitholder’s Units, the Fund will make payment for the Units it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of securities and portfolio assets held by the Fund, or borrowings. The Fund does not currently intend to use borrowings to pay for the purchase of Units pursuant to the Offer.

●	The Offer expires at 11:59 P.M., Eastern Time, on Friday, February 26, 2021 or any later date corresponding to an extension of the Offer (in each case, the “Expiration Date”). Responses to the Offer received by the Fund or its designated agent after the Expiration Date will be void.

Prior to this time, Unitholders have the right to change their minds and withdraw tenders of their Units. Unitholders will also have the right to withdraw tenders of their Units at any time after forty (40) business days from the commencement of the Offer if their Units have not yet been accepted for purchase by the Fund on or before that date.

●	If a Unitholder would like the Fund to purchase all of its Units or any portion of its Units, it should complete, sign, and either: (a) mail or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC, PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) fax it to the Fund at 1-513-587-3438, so that it is received before 11:59 P.M., Eastern Time, on the Expiration Date. IF THE UNITHOLDER ELECTS TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO THE FUND PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 11:59 P.M., EASTERN TIME ON THE EXPIRATION DATE. The value of Units is expected to change between December 31, 2020 (the last time prior to the date of this filing as of which the Fund’s net asset value was calculated) and the Valuation Date. Unitholders may obtain the net asset value of their Units, which the Fund calculates monthly, by contacting the Fund at 1-877-379-7380 or at one of the addresses or the fax number listed above, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

●	Please note that just as each Unitholder has the right to withdraw the tender of its Units, the Fund has the right to cancel or amend the Offer or postpone the acceptance of Units tendered for purchase thereunder at any time before 11:59 P.M., Eastern Time, on the Expiration Date. Also realize that although the Offer expires on Expiration Date, a Unitholder that tenders all or a portion of its Units will remain a Unitholder in the Fund with respect to the Units tendered notwithstanding the Fund’s acceptance of the Unitholder’s Units for purchase through the Valuation Date. Accordingly, the value of tendered Units remains subject to the investment risks of the Fund as set forth in the Prospectus until the Valuation Date.

●	Please note that if the holders of Units representing a pro rata net asset value of the Fund in excess of the liquidity generated for the Offer elect to participate in the Offer, the Fund will likely be required to amend the Offer by extending the Valuation Date in order to liquidate additional assets. The Board of Trustees may also elect to fully liquidate and terminate the Fund. If the decision is made to terminate the Fund, the Unitholders who tender their Units pursuant to the Offer will receive a pro rata portion of their tender value relative to all tendering Unitholders based on the Fund’s available liquidity as of the Valuation Date. The Fund will remain registered under the 1940 Act and final liquidation payments to remaining Unitholders will be made based on the Fund’s June 30, 2021 valuation (subject to any audit holdbacks imposed by the Fund’s investments).

ITEM 2. ISSUER INFORMATION

(a) The name of the issuer is FSI Low Beta Absolute Return Fund. The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. Units are registered under the Securities Act of 1933, as amended (the “Securities Act”). The principal executive office of the Fund is located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 and its telephone number is 1-877-379-7380.

(b) The title of the securities that are the subject of the Offer is units of beneficial interest or portions thereof in the Fund. As of the close of business on November 30, 2020, there were approximately 220,258 outstanding Units and the net asset value of the Fund was approximately $ 21,347,497 (based on the net asset value of those Units). Subject to the terms set forth in the Offer, the Fund will purchase Units from Unitholders in an amount up to 100% of the Fund’s net asset value as of the Valuation Date that are tendered by Unitholders and not withdrawn as described above in Item 1.

(c) Units are not traded in any market, and the transfer thereof is strictly limited by the terms of Prospectus and the Fund’s Amended and Restated Agreement and Declaration of Trust dated April 2, 2013 (the “Trust Instrument”).

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) The name of the filing person is FSI Low Beta Absolute Return Fund. The Fund’s principal executive office is located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 and its telephone number is 1-877-379-7380. The investment adviser of the Fund is Financial Solutions, Inc. (the “Adviser”). Gary W. Gould is the Adviser’s sole principal. The principal executive office of the Adviser is located at 320 South Boston, Suite 1130, Tulsa, OK 74103 and its telephone number is 1-918-585-5858. Meritage Capital, LLC is a sub-adviser to the Fund (“Meritage”). Meritage’s principal executive office is located at 500 West 2nd Street, Suite 1850, Austin, TX 78701 and its telephone number is 1-512-637-9700. Pluscios Management LLC is also a sub-adviser to the Fund (“Pluscios”, together with Meritage, each a “Sub-Adviser”). Pluscios’ principal executive office is located at 1603 Orrington Avenue #750, Evanston, IL 60201 and its telephone number is 1-224-420-7040. The Fund’s Trustees are Gary W. Gould, Carol Befanis O’Donnell, and William S. Reeser. The Fund’s Principal Executive Officer, the Principal Financial Officer and the Chief Compliance Officer are Gary W. Gould, Theresa M. Bridge and Martin R. Dean, respectively. The address of the Trustees and the officers is C/O FSI Low Beta Absolute Return Fund, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246.

As of December 31, 2020, Vernon Investment Fund, LLC A and Vernon Investment Fund, LLC B, 110 W 7th Street, Suite 1000, Tulsa, OK 74114 each owned more than twenty-five (25%) of the Fund’s outstanding Units. The H. A. and Mary K. Chapman Charitable Trust, 6100 S Yale Avenue, Suite 1816, Tulsa, OK 74136, also a substantial Unitholder, owns fifteen and one-quarter percent (15.25%) of the Fund’s outstanding Units. Unitholders owning voting securities in excess of twenty-five percent (25%) may determine the outcome of any matter affecting and voted on by Unitholders of the Fund.

ITEM 4. TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the terms set forth in the Offer, including, without limitation, the ability of the Board of Trustee to extend the Valuation Date in order to liquidate additional Fund assets and/or abandon the plan to reorganize the Fund into a private investment fund and fully liquidate and terminate the Fund, the Fund will purchase Units from each Unitholder participating in the Offer, in an amount up to one hundred percent (100%) of the net asset value of the participating Unitholder’s Units as of the Valuation Date, that are tendered by the Unitholder before 11:59 P.M., Eastern Time, on the Expiration Date. The Offer is being made to all Unitholders and is not conditioned on any minimum amount of Units being tendered.

(ii) The purchase price of Units tendered to and accepted by the Fund for purchase will be their net asset value as of the Valuation Date. The Fund’s net asset value is the value of the Fund’s assets less its liabilities, and its net asset value per Unit equals that net asset value divided by the number of the then issued and outstanding Units.

Unitholders may tender all or a portion of their Units (defined as a specified dollar value or as a number of Units). HOWEVER, IF A UNITHOLDER TENDERS NONE OR ONLY A PORTION OF THEIR UNITS, THE UNITS THAT ARE RETAINED WILL BE CONVERTED INTO LIMITED PARTNERSHIP INTERESTS IN A PRIVATE INVESTMENT FUND IN CONNECTION WITH THE REORGANIZATION. AFTER THE REORGANIZATION, THE LIMITED PARTNERS (FORMERLY UNITHOLDERS) OF THE PRIVATE FUND WILL NOT BE AFFORDED THE PROTECTIONS AND PRIVILEGES PROVIDED BY THE RESTRICTIONS AND REQUIREMENTS CURRENTLY IMPOSED ON THE FUND BY THE 1940 ACT AND THE RULES THEREUNDER.

If the Fund accepts all or a portion of a Unitholder’s tendered Units, the Fund will issue to the Unitholder a non-interest bearing, non-transferrable promissory note promptly after the Expiration Date. The Note will be held for the Unitholder by Ultimus Fund Solutions, LLC, the Fund’s administrator, fund accountant, and transfer agent and will entitle the Unitholder to be paid a cash amount equal to one hundred percent (100%) of the net asset value of such Unitholder’s purchased Units determined as of the Valuation Date within ninety (90) calendar days after the Valuation Date or, if the Fund has requested withdrawal of its capital from any Private Funds to fund the purchase of Units, within ten (10) business days after receipt of at least ninety percent (90%) of the aggregate amount withdrawn by the Fund from the Private Funds, whichever is later.

(iii) The Offer is scheduled to expire at 11:59 P.M., Eastern Time, on the Expiration Date.

(iv) Not applicable.

(v) The Fund reserves the right to extend the period of time during which the Offer is pending by notifying Unitholders of such extension. The purchase price of Units tendered by any Unitholder will be the net asset value thereof as of March 31, 2021, if the Offer expires on the initial Expiration Date or, if the Offer is extended, as of such later date as the Board shall determine. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer as described in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; or (b) amend or postpone the acceptance of Units as described in Sections 3 and 7 of the Offer. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open and will promptly notify Unitholders.

The Fund also reserves the right to adjust the Valuation Date as a result of any extension or amendment of the Offer. Accordingly, the purchase price of Units accepted for purchase by the Fund will be the net asset value thereof as of March 31, 2021, if the Offer expires on the initial Expiration Date or, if the Offer is extended, as of such later date as the Board shall determine.

THE FUND IS ANTICIPATING THAT THE HOLDERS OF UNITS REPRESENTING A CERTAIN PERCENTAGE OF THE NET ASSET VALUE OF THE FUND WILL PARTICIPATE IN THIS OFFER. ACCORDINGLY, THE FUND WILL SEEK TO LIQUIDATE A PORTION OF ITS ASSETS, IN RELIALNCE ON THAT ESTIMATED PARTICIPATION LEVEL, ON OR PRIOR TO THE VALUATION DATE. IF THE HOLDERS OF UNITS REPRESENTING A PRO RATA NET ASSET VALUE OF THE FUND IN EXCESS OF THE LIQUIDITY GENERATED FOR THE OFFER ELECT TO PARTICIPATE IN THE OFFER ON OR PRIOR TO THE EXPIRATION DATE, THE BOARD OF TRUSTEES MAY (A) ELECT TO EXEND THE VALUATION DATE IN ORDER TO LIQUIDATE ADDITIONAL FUND ASSETS TO SATISFY THE TENDER OFFERS, AND/OR (B) ELECT TO ABANDON THE PLAN TO REORGANIZE INTO THE PRIVATE FUND AND FULLY LIQUIDATE AND TERMINATE THE FUND. IF THE DECISION IS MADE TO TERMINATE THE FUND, UNITHOLDERS WHO TENDER THEIR UNITS PURSUANT TO THE OFFER WILL RECEIVE A PRO RATA PORTION OF THEIR TENDER RELATIVE TO ALL TENDERING UNITHOLDERS BASED ON THE FUND’S AVAILABLE LIQUIDITY AS OF THE VALUATION DATE. THE FUND WILL REMAIN REGISTERED UNDER THE 1940 ACT AND FINAL LIQUIDATION PAYMENTS TO REMAINING UNITHOLDERS WILL BE MADE BASED ON THE FUND’S JUNE 30, 2021 VALUATION, SUBJECT TO ANY REQUIRED AUDIT HOLDBACKS IMPOSED BY THE FUND’S INVESTMENTS).

There can be no assurance that the Fund will exercise its right to extend, amend, or cancel the Offer or to postpone the acceptance of tenders pursuant to the Offer.

(vi) A tender may be withdrawn at any time before 11:59 P.M., Eastern Time on the Expiration Date, and if such Units have not yet been accepted for purchase by the Fund, at any time after forty (40) business days from the commencement of the Offer. HOWEVER, IF A UNITHOLDER TENDERS NONE OR ONLY A PORTION OF THEIR UNITS, THE UNITS THAT ARE RETAINED WILL BE CONVERTED INTO LIMITED PARTNERSHIP INTERESTS IN A PRIVATE INVESTMENT FUND IN CONNECTION WITH THE REORGANIZATION. AFTER THE REORGANIZATION, THE LIMITED PARTNERS (FORMERLY UNITHOLDERS) OF THE PRIVATE FUND WILL NOT BE AFFORDED THE PROTECTIONS AND PRIVILEGES PROVIDED BY THE RESTRICTIONS AND REQUIREMENTS CURRENTLY IMPOSED ON THE FUND BY THE 1940 ACT AND THE RULES THEREUNDER.

(vii) Unitholders wishing to tender Units pursuant to the Offer should send a completed and executed Letter of Transmittal by either: (a) mail to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC, PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) fax to the Fund at 1-513-587-3438. A Unitholder electing to fax a Letter of Transmittal to the Fund must also send or deliver the original completed and executed Letter of Transmittal to the Fund promptly thereafter.

Unitholders may obtain month-end net asset value information, which the Fund calculates based on pricing information received from third party vendors and, with respect to Private Funds, information received from the Private Funds, until the expiration of the Offer, by contacting the Fund at the telephone number or one of the addresses set forth on page ii, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

Any Unitholder tendering Units pursuant to the Offer may withdraw its tender as described in ITEM 4(a)(1)(vi) above. To be effective, any notice of withdrawal of a tender must be timely received by the Fund by: (a) mail to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC, at PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) fax to the Fund at 1-513-587-3438, so that it is received no later than the Expiration Date. A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Units, the Units may be tendered again prior to the Expiration Date by following the procedures set forth above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered when it gives written notice to the tendering Unitholder of its election to purchase such Unitholder’s Units.

(ix) If the number of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 is less than or equal to one hundred percent (100%) of the Fund’s net asset value as of the Valuation Date, the Fund will, subject to the terms of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone the acceptance of tenders made pursuant to the offer, as provided in Section 7 of the Offer. Please note that if the holders of Units representing a pro rata net asset value of the Fund in excess of the liquidity generated for the Offer elect to participate in the Offer, the Fund will likely be required to amend the Offer by extending the Valuation Date in order to liquidate additional assets. The Board of Trustees may also elect to fully liquidate and terminate the Fund. If the decision is made to terminate the Fund, the Unitholders who tender their Units pursuant to the Offer will receive a pro rata portion of their tender value relative to all tendering Unitholders based on the Fund’s available liquidity as of the Valuation Date. The Fund will remain registered under the 1940 Act and final liquidation payments to remaining Unitholders will be made based on the Fund’s June 30, 2021 valuation (subject to any audit holdbacks imposed by the Fund’s investments).

(x) The purchase of Units pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Unitholders that do not tender Units. Unitholders that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered, as well as the risks of the deregistration of the Fund under the 1940 Act and the reorganization of the Fund into a private investment fund, as described herein. These risks include the potential for greater volatility due to decreased diversification of the Fund’s investments. To raise the necessary cash to purchase Units pursuant to the Offer, the Adviser expects to minimize Fund portfolio changes by liquidating portfolio assets on a pro rata basis to the extent possible given applicable Private Fund liquidity restrictions and withdrawal notification requirements. AS UNITHOLDERS MAY TENDER UNITS REPRESENTING A SUBSTANTIAL PORTION BUT NOT ALL OF THE FUND’S NET ASSETS, IT IS MORE LIKELY THAN IT HAS BEEN IN CONNECTION PRIOR TENDER OFFERS, THAT THE NUMBER IN INDIVIDUAL HOLDINGS IN THE FUND MAY BE SUBSTANTIALLY REDUCED, AND CORRESPONDINGLY INCREASE THE FUND’S CONCENTRATION IN REMAINING INVESTMENTS AND POTENTIALLY INCREASING THE RISKS ASSOCIATED WITH LOWER DIVERSIFICATION. The liquidation of Fund investments, including but not limited to Private Funds, earlier than the Adviser and/or a Sub-Adviser would otherwise have liquidated such holdings may potentially result in losses or increased investment related expenses of the Fund. A reduction in the aggregate assets of the Fund may also result in Unitholders that do not tender Units bearing higher costs to the extent that certain expenses born by the Fund are relatively fixed and do not decrease as assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests in the Private Fund are made by new and existing investors subsequent to the date of the reorganization of the Fund into a private investment company. However, this cannot be guaranteed, including because the Fund has not yet determined whether additional investment will be permitted from existing or new prospective investors following the Reorganization.

(xi) Not applicable.

(xii) The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Unitholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign, and other tax laws, and the possible effects of changes in federal or other tax laws.

The sale of Units pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Units pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Unitholder: (a) results in a “complete termination” of the Unitholder's interest in the Fund, (b) is “substantially disproportionate” with respect to the Unitholder, or (c) is “not essentially equivalent to a dividend” with respect to the Unitholder. In determining whether any of these tests has been met, Units actually owned, as well as Units considered to be owned by the Unitholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Unitholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Units purchased in the Offer and the Unitholder's adjusted basis in such Units. If such Units are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either fifteen percent (15%) or twenty percent (20%) for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Unitholder who sells Units pursuant to the Offer will be taxable to the Unitholder as a “dividend” to the extent of such Unitholder's allocable Unit of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Unitholder's allocable Unit of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Unitholder's adjusted basis in its Units), and any amounts in excess of the Unitholder's adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Units tendered to the Fund will be transferred to any remaining Units held by such Unitholder. In addition, if a tender of Units is treated as a “dividend” to a tendering Unitholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Unitholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Unitholders. Any payments (including any constructive dividends) to a tendering Unitholder who is a nonresident alien individual, a foreign trust or estate, or a foreign corporation that does not hold his, her, or its Units in connection with a trade or business conducted in the United States (a “Foreign Unitholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of thirty percent (30%) (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Unitholder who realizes a capital gain on a tender of Units will not be subject to U.S. federal income tax on such gain, unless the Unitholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Unitholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S., or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Certain Foreign Unitholder entities may also be subject to withholding tax at the rate of thirty percent (30%) under the Foreign Account Taxpayer Compliance Act (“FATCA”) unless they have provided the Fund with a duly completed W-8BEN-E (or other applicable type of W-8) certifying their compliance with or exemption from FATCA.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of twenty-four percent (24%) (“backup withholding”) from any payment to a tendering Unitholder that is an individual (or certain other non-corporate persons) if the unitholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Unitholder's U.S. federal income tax liability. A Foreign Unitholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Units only if it furnishes to the Fund a duly completed Form W-8BEN (or other applicable type of W-8), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate, or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange.

Reorganized Fund. Although the Fund has not obtained a tax opinion or a ruling from the Internal Revenue Service, the reorganization of the Fund into the Private Fund is not anticipated to be a taxable transaction. Following completion of the Reorganization, for U.S. federal income tax purposes, the Fund is expected to be treated as a partnership rather than as an association taxable as a corporation or a publicly-traded partnership that is taxable as a corporation. Consequently, each Limited Partner (formerly Unitholder) will be required to report separately on its income tax return for each year its distributive share of the Private Fund’s items of income, gain, loss, and deduction and will be taxed currently on that distributive share, regardless of whether the Limited Partner has received or will receive a distribution of cash or other assets from the Private Fund. Except for the foregoing, the Fund has made no attempt to summarize the anticipated tax consequences of the reorganization of the Fund or the tax treatment of the Private Fund following completion of the Reorganization. Any Unitholder electing to not participate in the Offer and become a Limited Partner in the Private Fund should consult with their individual tax advisors.

(a)(2) Not applicable.

(b) The Offer is open to all Unitholders of the Fund. To the Fund’s knowledge, no executive officer, Trustee, or other affiliate plans to tender, except under circumstances where the officers, Trustees, other affiliate would together or individually become the only remaining Unitholder(s). The Fund presently has no plans to purchase the Units of any executive officer, Trustee, or other affiliate of the Fund pursuant to the Offer, except under circumstances where the officers, Trustees, or other affiliate would together or individually become the only remaining Unitholder(s). Any Units to be purchased from any Trustee, officer, or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

A copy of: (1) Cover Letter to Offer to Purchase and Letter of Transmittal; (2) Offer to Purchase; (3) Form of Letter of Transmittal; (4) Form of Notice of Withdrawal of Tender; (5) Form of Letter from the Fund to Unitholders that will be sent in connection with the Fund’s acceptance of tenders of Units; (6) Form of Note, and (7) Form of Limited Partnership Agreement to be adopted by the reorganized Fund, are attached hereto as Exhibits A,B,C,D,E, F, and G, respectively.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Prospectus and the Subscription Agreement executed by each Unitholder, each of which were provided to each Unitholder prior to subscribing for Units, provide that the Board has the discretion to determine whether the Fund will purchase Units from Unitholders from time to time pursuant to written tenders. The Prospectus also states that the Board expects that tender offers, if authorized, will be made no more frequently than quarterly and will typically have a valuation date as of March 31, June 30, September 30, and December 31 (or, if any such date is not a business day, on the last business day of such calendar quarter). Because there is no secondary trading market for Units and transfers of Units are only permitted under limited circumstances, the Board has determined, after consideration of various matters, including, but not limited to, those set forth in the Prospectus, that the Offer is in the best interests of Unitholders. It is unlikely that a secondary trading market for the Interests of the Private Fund following the Reorganization will develop. However, it is expected that the Private Fund will provide quarterly liquidity rights (i.e., on the last business day of March, June, September, and December) to the Limited Partners, upon not less than 30 days prior notice and subject to such other restrictions set forth in the Limited Partnership Agreement, at the Fund’s net asset value on the applicable date.

The Fund is not aware of any contract, arrangement, understanding, or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (a) the Fund, the Adviser, a Sub-Adviser, a Trustee, or any person controlling the Fund, the Adviser, or a Sub-Adviser; and (b) any other person, with respect to the Units.

The Fund previously offered to purchase Units from Unitholders pursuant to a written tender filed on October 19, 2020. No Units were tendered pursuant to the offer.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Unitholders that hold Units, as contemplated by and in accordance with the procedures set out in the Prospectus and Trust Instrument, and also to provide an opportunity for Unitholders to tender their Units back to the Fund if a Unitholder cannot or does not wish to have their Units in the Fund converted to a limited partnership interest in the private investment fund resulting from the Fund’s Reorganization.

(b) Units that are tendered to the Fund in connection with the Offer will be retired. The Fund has not yet determined whether it will offer existing or new investors the opportunity to purchase additional limited partnership interests in the Private Fund following completion of the Reorganization.

(c) The Fund contemplates that this Offer may result in: (i) an extraordinary transaction, specifically a deregistration of the Fund under the 1940 Act, a deregistration of the Units under the Securities Act, and a reorganization of the Fund from a Delaware statutory trust into a Delaware limited partnership; and (ii) a purchase, sale, or transfer of a material amount of assets of the Fund. Further, simultaneous with the reorganization of the Fund, the Board of Trustees of the Fund is expected to step down and be replaced by a General Partner entity principally controlled by Gary W. Gould. The reorganization of the Fund is not designed to result in any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund or any change in the identity of the Fund’s investment adviser, or sub-adviser. The Fund expects that there will be changes to the Fund’s Investment Advisory Agreement with the Adviser or the Fund’s Sub-Advisory Agreements with a sub-adviser as the Fund’s Investment Advisory Agreements and Sub-Advisory Agreements currently contain provisions requiring compliance with the 1940 Act and rules thereunder. These provisions will no longer apply after the Fund is no longer registered pursuant to the 1940 Act and rules thereunder. The Fund is not aware of any plan to make material changes to the Fund’s business, including any plans or proposals to make any changes in its investment policies, which but for the reorganization of the Fund, would require a vote pursuant to Section 13 of the 1940 Act. The Fund is not aware of any plan or proposal that would result in the acquisition by any person of additional Units (provided that the Fund may ultimately elect to accept additional subscriptions for limited partnership interests in the discretion of the General Partner after the reorganization of the Fund), or the disposition of limited partnership interests (other than through quarterly redemptions after the reorganization of the Fund). The reorganization of the Fund will necessarily involve changes to the Fund’s governing instruments as the Plan provides for the Fund to reorganize from a statutory trust into a limited partnership. The Fund does not expect that the reorganization of the Fund could impede the acquisition of control of the Fund.

Because the Units are not traded in any market, Subsections (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

(d) Summary of Limited Partnership Agreement. The following outline summarizes certain provisions of the Limited Partnership Agreement that Unitholders who elect not to participate in the Offer will be required to adopt in connection with the reorganization of the Fund. This outline is only a summary and is not definitive, and each prospective Limited Partner in the Private Fund should carefully read the form of Limited Partnership Agreement, included herewith as Exhibit G, in its entirety.

Suitability of Investors. Each Unitholder intending to become a Limited Partner in the Private Fund must be an “Accredited Investor” as defined under Rule 501(a) of Regulation D under the Securities Act.

Limited Partnership Interests. Upon conversion of its Units, each Unitholder in the Fund will receive a limited partnership interest in the Private Fund. The Interests entitle the holder thereof to participate the economic gains and losses of the Private Fund, but do not entitle the holder to vote or otherwise act for or behalf of the Private Fund.

Capital Accounts. A separate capital account relating to, and credited with, each capital contribution made by a Limited Partner to the Private Fund will be established on the books of the Private Fund. The initial value of a Limited Partner’s capital account will be equal to the net asset value of the former Unitholder’s Units in the Fund upon the effective date of the Reorganization. Thereafter, each capital account will be adjusted as follows: At the beginning of each accounting period, each capital account will be decreased by the amount of any withdrawals made from such capital account, or any distributions made from such capital account, in either case, relating to the immediately preceding withdrawal date. At the end of each accounting period, each capital account will be increased or decreased by the amount credited or debited to such capital account. The capital account of each Limited Partner will reflect the amount of the Management Fee (defined below) payable to the General Partner, calculated and amortized in respect of such capital account.

Transfer of Interests. No sale, exchange, transfer, assignment, or pledge of, or grant of a security interest in, a Limited Partner’s Interest (in whole or in part and whether voluntary or by operation of law) may be made without the prior written consent of the General Partner, which consent may be granted in the sole discretion of the General Partner.

Distributions/Withdrawals. Notwithstanding the authority of the General Partner to cause the Private Fund to make distributions, the General Partner currently intends to reinvest any income and realized profits from the Private Fund’s investment activities after paying operating expenses. Therefore, it is not currently intended that any cash distributions will be made to any Limited Partner holding an Interest in the Private Fund, except upon partial or complete withdrawal from the Private Fund, which may be affected only at the end of any calendar quarter, upon certain conditions.

Subject to the limitations on withdrawals described below, Limited Partners holding Interests in the Private Fund may withdraw all or a portion of their capital in their capital accounts as of the last business day of each calendar quarter (each, a “Withdrawal Date”) by providing written notification to the Private Fund’s administrator at least 30 calendar days prior to the Withdrawal Date, subject to the General Partner’s discretion to reduce such notice period.

The Private Fund generally expects to pay withdrawal proceeds within 15 days of the date the net asset value is calculated by transfer to the original remitting bank account of the Limited Partner at the time of subscription (at the withdrawing Limited Partner’s risk and expense); provided, however, that if the Limited Partner elects to withdraw ninety-five percent (95%) or more of its holding, the Private Fund will distribute to the Limited Partner at least ninety-five percent (95%) of the withdrawal proceeds generally within 15 days after the net asset value is calculated and the balance will generally be paid, without interest, within 30 days after the completion of the annual audit of the Private Fund’s books for the fiscal year in which such withdrawal occurred. Where withdrawal proceeds are to be paid to a bank account other than that notified to the administrator at the time of subscription, the administrator may require the signature of the Limited Partner on the relevant withdrawal notice to be independently verified to the administrator’s satisfaction and may also require the Limited Partner to provide detailed explanation and bank references. No withdrawal proceeds will be paid to third parties.

The General Partner may establish holdbacks and reserves for estimated accrued expenses, liabilities, and contingencies that could reduce the amount of a distribution upon withdrawal. Distributions in respect of a withdrawal may be made in cash or in kind. For the purpose of determining the value to be ascribed to any assets of the Private Fund used for an in-kind withdrawal, the value ascribed to such assets will be the value of such assets on the relevant Withdrawal Date. Withdrawals may also be delayed if the General Partner determines that such delay is reasonably necessary to prevent the Private Fund from being considered a publicly traded partnership taxed as a corporation for U.S. tax purposes or where the General Partner determines the delay to be advisable to comply with any safe harbor that would prevent the Private Fund from being classified as a publicly traded partnership taxable as a corporation for U.S. tax purposes. The risk of a decline in the value of such assets in the period from the relevant Withdrawal Date to the date upon which such assets are distributed to the withdrawing Limited Partner, and the risk of any loss or delay in liquidating such securities, will be borne by the withdrawing Limited Partner.

Suspensions of Withdrawals. The General Partner may suspend the right of withdrawal or postpone the date of a withdrawal under certain circumstances as described in the Limited Partnership Agreement.

Compulsory Withdrawals. The General Partner has the power to require the withdrawal or transfer of Interests held by a person who does not satisfy the suitability requirements for the Private Fund or by any person in breach of any law or requirement of any country or governmental authority or for any other reason.

Fees and Expenses. The reorganization of the Fund is anticipated to result in a one-time organizational expense, payable by the Private Fund, in the approximate amount of $15,000. The General Partner does not anticipate charging either a management fee or a performance fee to the Private Fund. On an ongoing basis, the Private Fund will pay its ordinary operating expenses, including, but not necessarily limited to, fees charged by investment advisers, sub-advisers, administrators, auditors, brokers, custodians, attorneys, distributors (if applicable), and other service providers to the Private Fund. At this time, the General Partner is not able to precisely determine the total expense ratio for the Private Fund. However, based on projected assets following completion of the reorganization of the Fund and fee estimates provided by certain service providers, the current expectation is that the estimated expense ratio of the Private Fund will be no greater than and potentially lower than the average expense ratio of the Fund.

Management. The management of the Private Fund shall be vested exclusively in the General Partner. The General Partner shall devote such time to the business and affairs of the Private Fund as it deems reasonably necessary. Except as authorized by the General Partner or as provided in the Limited Partnership Agreement, the Limited Partners shall have no part in the management of the Private Fund and shall have no authority or right to act on behalf of the Private Fund in connection with any matter.

General Partner’s Standard of Care. Whenever the General Partner is permitted or required to make a decision (a) in its “discretion” or under a grant of similar authority or latitude, the General Partner shall be entitled to consider such interests and factors as it desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Private Fund or any other person or (b) in its “good faith” or under another express standard, the General Partner shall act under such express standard and shall not be subject to any other or different standard imposed by the Limited Partnership Agreement or other applicable law.

To the extent that, at law or in equity, the General Partner has duties (including fiduciary duties) and liabilities relating thereto to the Private Fund or any Limited Partner, the General Partner acting under the Limited Partnership Agreement shall not be liable to the Private Fund or to any such Limited Partner for its good faith reliance on the provisions of the Limited Partnership Agreement. The provisions of the Limited Partnership Agreement, to the extent that they expand or restrict the duties and liabilities of the General Partner otherwise existing at law or in equity, are agreed by the Limited Partners to modify to that extent such other duties and liabilities of the General Partner.

Liability of the General Partner, the Investment Adviser, the Investment Sub-Adviser, and Other Persons; Exculpation; Indemnification and Contribution. Pursuant to the Limited Partnership Agreement, no Indemnified Party (as defined below) shall be liable, responsible, or accountable in damages or otherwise to the Private Fund or any of the Limited Partners for (a) any acts, omissions, or alleged acts or omissions arising out of, or in connection with, the Limited Partnership Agreement, the management or conduct of the business and affairs of the Private Fund, the offer and sale of Interests, and/or any investment made or held by the Private Fund, including, without limitation, any judgment, award, settlement, attorneys’ fees, and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding, or claim, provided that such acts, omissions, or alleged acts or omissions upon which such actual or threatened action, proceeding, or claim are based were not made in bad faith or did not constitute fraud, willful misconduct, or gross negligence by such Indemnified Party or (ii) any acts or omissions, or alleged acts or omissions, of any broker or agent of any such Indemnified Party, provided that such broker or agent was selected by such Indemnified Party with reasonable care.

To the fullest extent permitted by law, the Private Fund shall indemnify the General Partner, the Investment Adviser, and each Investment Sub-Adviser, and any of their respective affiliates, and any of their respective members, managers, partners, directors, officers, or employees (each, an “Indemnified Party”) against any loss, cost, or expense suffered or sustained by such Indemnified Party by reason of (i) any acts, omissions, or alleged acts or omissions arising out of, or in connection with, the Limited Partnership Agreement, the management or conduct of the business and affairs of the Limited Partnership, the offer and sale of Interests, and/or any investment made or held by the Private Fund, including, without limitation, any judgment, award, settlement, attorneys’ fees, and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding, or claim, provided that such acts, omissions, or alleged acts or omissions upon which such actual or threatened action, proceeding, or claim are based were not made in bad faith or did not constitute fraud, willful misconduct, or gross negligence by such Indemnified Party or (ii) any acts or omissions, or alleged acts or omissions, of any broker or agent of any such Indemnified Party, provided that such broker or agent was selected by such Indemnified Person with reasonable care. In addition, the Private Fund shall advance to an Indemnified Party attorneys’ fees and other costs and expenses incurred in connection with the defense of any action or proceeding arising out of such performance or non-performance, provided that in the event any such Indemnified Party receives any such advance, it shall reimburse the Private Fund for such fees, costs, and expenses to the extent that it is determined that it was not entitled to indemnification.

Notwithstanding any of the foregoing to the contrary, the federal securities laws of the United States impose liability under certain circumstances even on persons who act in good faith, and nothing in the Limited Partnership Agreement constitutes a waiver or limitation of any rights the Private Fund may have under such laws.

If for any reason the indemnity provided for above and to which an Indemnified Party is otherwise entitled is unavailable to such Indemnified Party (other than by reason of such Indemnified Party acting in a manner which constituted bad faith, fraud, willful misconduct, or gross negligence, then the Private Fund, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of any loss, cost, or expense suffered or sustained in the proportion the total capital of the Private Fund (exclusive of the balance in the Indemnified Party’s capital account) bears to the total capital of the Private Fund which contribution shall be treated as an expense of the Private Fund.

NAV Determination. The net asset value of the Private Fund will be equal to the value of the Private Fund’s assets, less certain expenses, liabilities, and reserves associated with the operation of the Private Fund. The net asset value will be calculated by the administrator, except when determination of net asset value has been suspended by the General Partner. The assets of the Private Fund will be recorded at their fair value, as determined in good faith by the administrator based upon the reports, prices, balances, data, advice, instructions, and any other information of any kind whatsoever provided by the prime broker or the Investment Adviser. The administrator may rely solely on the valuations provided by the prime broker.

Investment Reports/Financial Statements. Within 120 days of the end of the Private Fund’s fiscal year or as soon thereafter as is reasonably possible, the General Partner will make available copies of the annual report and audited accounts of the Private Fund. The Private Fund will also provide periodic unaudited performance information, no less frequently than monthly, to Limited Partners by email or such other means as the General Partner may determine from time to time. In the case of joint Limited Partners, the above document will be sent to the Limited Partner who is named first in the register of Limited Partners to his or her registered address.

The Private Fund reserves the right to make interim reports available solely in electronic form on the website of the Private Fund, the General Partner, or the administrator, and the Limited Partners agree to accept such electronic delivery in satisfaction of any regulatory requirements under any applicable law.

Fiscal Year. The fiscal year of the Private Fund will end on December 31 of such year unless the General Partner elects another fiscal year.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the purchase price for Units acquired pursuant to the Offer, will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale of securities and portfolio assets held by the Fund; and/or (iii) possible borrowings as describe in paragraph (b) below.

(b) Neither the Fund, nor the Board, has authorized borrowing to purchase Units tendered in connection with the Offer. Depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Board, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (i) additional funds contributed to the Fund by existing or new investors, if any, after the reorganization of the Fund; and (ii) from a liquidation of a portion or all of the Fund’s portfolio assets.

(d) See ITEM 7(b).

ITEM 8. INTERESTS IN SECURITIES OF THE ISSUER.

(a) As of December 31, 2020, the following Trustees and officers of the Fund and persons controlling the Fund held (or had interest in) the below referenced Units:

Name	Relationship to Fund	Units Held	% of Outstanding Units
Gary W. Gould	Trustee, Principal Executive Officer and Chief Executive Officer	1269.768	0.58%
Corporate Consulting Group Profit Sharing Plan	Unitholder; Affiliate of Mr. Gould and the Adviser[1]	1538.890	0.70%
H.A. & Mary K. Chapman Charitable Trust	Unitholder	33,599.0330	15.25%
Vernon Investment Fund LLC A Vernon Investment Fund LLC B Capital Management Corporation Employee Profit Sharing Plan[2]	Unitholders	174,405.76[3]	79.18%

[1]	Mr. Gould is the sole principal of Corporate Consulting Group. As principal, Mr. Gould has an interest in the Units held by the Plan.
[2]	Capital Management Corporation Employee Profit Sharing Plan is an affiliate of Vernon Investment Fund, LLC A and Vernon Investment Fund, LLC B and owns 24,718.41 (11.22%)
[3]	Vernon Investment Fund, LLC A owns 89,230.714 Units (40.51%) and Vernon Investment Fund LLC B owns 60,456.636 Units (27.45%)

As of December 1, 2020, the Fund did not own any Units. Further, other than as set forth above, the Fund is not aware of any interests in Units maintained by the Adviser, any Sub-Adviser or their respective affiliates (as that term is defined in 1940 Act) or any affiliates of H.A. & Mary K. Chapman Charitable Trust or any affiliates of Vernon Investment Fund, LLC A and Vernon Investment Fund, LLC B.

(b) The Fund issues and repurchases units in the ordinary course of business. Otherwise, there have been no transactions known to the Fund involving Units that were effected during the past 60 days by the Fund, the Adviser, any Trustee, any Officer, or any person controlling the Fund or the Adviser.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

(a) (1) The Fund commenced operations on July 1, 2013. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Unitholders pursuant to Rule 30e-1 under the 1940 Act and filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 30b2-1 under the 1940 Act, which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended August 31, 2020 previously filed via EDGAR on Form N-CSR on November 9, 2020;

Unaudited financial statements for the semi-annual fiscal period ended February 29, 2020 previously filed via EDGAR on Form N-CSR on May 5, 2020.

Audited financial statements for the fiscal year ended August 31, 2019 previously filed via EDGAR on Form N-CSR on November 4, 2019;

Unaudited financial statements for the semi-annual fiscal period ended February 28, 2019 previously filed via EDGAR on Form N-CSR on May 6, 2019; and

Audited financial statements for the fiscal year ended August 31, 2018 previously filed via EDGAR on Form N-CSR on November 9, 2018.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act of 1934, as amended.

(3) Not applicable.

(4) Net asset value per Unit $96.92 (November 30, 2020).

(b) The Fund’s assets will be reduced by the amount of the tendered Units that are purchased by the Fund, including the possibility of a liquidation of all or substantially all of the Fund’s assets. Thus, income relative to assets may be affected by the Offer.

ITEM 11. ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b)	None.

ITEM 12. EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.
B.	Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.
E.	Forms of Letters from Fund to Unitholders in connection with Fund’s acceptance of tenders of Units.
F.	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units
G.	Form of Limited Partnership Agreement

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

FSI LOW BETA ABSOLUTE RETURN FUND

By:	/s/ Gary W. Gould
	Name:	Gary W. Gould
	Title:	President, Principal Executive Officer

January 21, 2020

EXHIBIT INDEX

EXHIBITS

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.
B.	The Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.
E.	Forms of Letters from Fund to Unitholders in connection with Fund’s acceptance of tenders of Units.
F.	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units.
G.	Form of Limited Partnership Agreement.

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